FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 333-132289

Embraer – Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F    X      Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes___  No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: March 2, 2009	By:	/s/ LUIZ CARLOS SIQUEIRA AGUIAR
Name: Luiz Carlos Siqueira Aguiar
Title : Chief Financial Officer

EXHIBIT INDEX

1.
Communication regarding a collective lawsuit filed by the Metalworkers Union of São José dos Campos and Surrounding Region, together with other union organizations, with the 15th Regional Labor Appeals Court on February 26, 2009.

COMMUNIQUÉ

São José dos Campos, February 27, 2009 – The Metalworkers Union of São José dos Campos and Surrounding Region, together with other union organizations, filed a collective lawsuit, yesterday, February 26, 2009, with the 15th Regional Labor Appeals Court. This lawsuit submits to that Court’s determination the question of whether the dismissals carried out by Embraer without previous negotiations with relevant Unions were legally conducted. It also includes a request for interim relief suspending the layoffs.

The requested interim relief was granted by the President of the Court, who ordered the suspension of the dismissals in question until the conciliation hearing scheduled for March 5, 2009. This decision does not entail the restoration of the jobs to the dismissed persons.

Embraer reiterates its profound respect for the dismissed persons, but, once again, emphasizes the need to adjust to the drastic reduction in demand for aircraft worldwide.

Therefore, the Company plans to appeal the above mentioned decision still today, since it carried out such dismissals in strict compliance with all applicable laws and regulations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986